UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  8)*

Sirius Satellite Radio Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82966U 10 3

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82966U 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 111,055,725 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 111,055,725 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,055,725 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,052,132 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,052,132 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,052,132 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 117,107,857 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 117,107,857 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,107,857 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 8 to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed on November 24, 1998, Amendment No. 1 filed on January 4, 1999, Amendment No. 2 filed on October 28, 1999, Amendment No. 3 filed on April 10, 2001, Amendment No. 4 filed on April 13, 2001, Amendment No. 5 filed on October 25, 2002, Amendment No. 6 filed on March 12, 2003 and Amendment No. 7 filed on January 11, 2005, by Apollo Investment Fund IV, L.P. (“AIF IV”), Apollo Overseas Partners IV, L.P. (“Overseas IV”) and Apollo Advisors IV, L.P. (“Advisors IV”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius Satellite Radio Inc., a Delaware corporation (the “Company” or the “Issuer”), or securities convertible thereto.  Capitalized terms used without definitions in this Amendment No. 8 shall have the respective meanings ascribed to them in the Schedule 13D, as amended.

Responses to each item of this Schedule 13D, as applicable, are incorporated by reference into the response to each other item.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:

As previously reported, the Reporting Persons will continue to hold shares of Common Stock for investment purposes following the transactions reported in this Amendment No. 8 to Schedule 13D.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer’s Board, and to acquire or to sell additional shares of Common Stock from time to time in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

Pursuant to an Underwriting Agreement dated as of September 15, 2005, AIF IV and Overseas IV agreed to sell an aggregate of 40,000,000 shares of Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-3 (File No. 333-104406) filed by the Issuer with the Securities and Exchange Commission on May 20, 2003, as amended, and the supplemental prospectus dated September 15, 2005.  The sale, which enabled the Reporting Persons to recover a portion of their initial investment costs, closed on September 22, 2005.  After the closing of such sale, the Reporting Persons continue to beneficially own for investment purposes (see Item 4 above) an aggregate of 117,107,857 shares of Common Stock.

(a)     See the information contained on the cover pages to this Amendment No. 8 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 1,327,949,058 outstanding shares of Common Stock of the Company, as reported by the Company in its Quarterly Report on Form 10-Q filed on August 3, 2005.

(b) See the information contained on the cover pages to this Amendment No. 8 to Schedule 13D which is incorporated herein by reference.

(c)     There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in this Amendment No. 8 to Schedule 13D.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

AIF IV and Overseas IV entered into an Underwriting Agreement as of September 16, 2005 with the Issuer and J.P. Morgan Securities Inc. as the underwriter for the sale by AIF IV and Overseas IV of an aggregate of 40,000,000 shares of Common Stock.  Closing of the sale occurred on September 22, 2005.  In connection with the sale of Common Stock as reported hereby, each of AIF IV and Overseas IV also agreed, subject to certain exceptions, not to, among other things, sell any of their Common Stock for 30 days.  See the Form of Underwriting Agreement, a copy of which has been filed as Exhibit 1 to this Amendment No. 8 to Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Underwriting Agreement dated as of September 15, 2005 among AIF IV, Overseas IV, the Issuer and J.P. Morgan Securities Inc.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	September 23, 2005	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	September 23, 2005	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	September 23, 2005	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President